Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 12, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11422
Balanced Income Equity and ETF Portfolio, Series 68
(the “Trust”)
CIK No. 2011038 File No. 333-277966

Dear Mr. Cowan:

We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

Comment

Risk Factors

1.If the Trust has exposure to small and/or mid capitalization companies, please include a risk factor for small and/or mid capitalization companies.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to small and/or mid capitalization companies, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon